Exhibit 99.1

Scotiabank Provides Update on Accounting Impact of Sale of Shares of CI Financial Corp.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

TORONTO, August 8, 2014 – Scotiabank announced today that it will record a gain in its third quarter of approximately $150 million after tax on the reclassification to available-for-sale securities of the approximately 22 million common shares of CI Financial Corp. (“CI”) that the Bank continues to hold. This gain is in addition to the previously announced realized gain of approximately $400 million after tax on the portion of the Bank’s investment in CI that was sold, resulting in a total gain of approximately $550 million after tax.

ABOUT SCOTIABANK

Scotiabank is a leading financial services provider in over 55 countries and Canada’s most international bank. Through our team of more than 86,000 employees, Scotiabank and its affiliates offer a broad range of products and services, including personal and commercial banking, wealth management, corporate and investment banking to over 21 million customers. With assets of $792 billion (as at April 30, 2014), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). Scotiabank distributes the Bank’s media releases using Marketwired. For more information please visit www.scotiabank.com.

FOR MORE INFORMATION

Investors: Peter Slan, Scotiabank, 416-933-1273, peter.slan@scotiabank.com

Media: Sean Hamilton, Scotiabank, 416-866-2054, sean.hamilton@scotiabank.com